UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

HAPPINESS DEVELOPMENT GROUP LIMITED

(Exact name of registrant as specified in its charter)

No. 11, Dongjiao East Road, Shuangxi, Shunchang, Nanping City

Fujian Province, People’s Republic of China
+86-0599-782-8808

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Entry into Material Agreement

Private Placement

On January 20, 2022, Happiness Development Group Limited (the “Company”) entered into certain securities purchase agreement (the “SPA”) with certain “non-U.S. Persons” (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to which the Company agreed to sell 12,500,000 Class A ordinary shares, (the “Shares”) par value $0.0005 per share (the “Ordinary Shares”), at a per share purchase price of $0.80 (the “Offering”). The gross proceeds to the Company from this offering will be approximately $10.0 million. Upon closing of this Offering, there will be 36,571,383 Class A ordinary shares and 12,195,100 Class B ordinary shares issued and outstanding.

The parties to the SPA have each made customary representations, warranties and covenants. The Shares will be issued to Purchasers upon satisfaction of all closing conditions, including Nasdaq’s completion of its review of the notification to Nasdaq regarding the listing of the Shares.

The Shares to be issued in the Offering are exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to Regulation S promulgated thereunder.

The form of the SPA is filed as Exhibit 99.1 to this Current Report on Form 6-K and such document is incorporated herein by reference. The foregoing is only a brief description of the material terms of the SPA, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibits.

Exhibits

Exhibit Number	Exhibit
99.1	Form of the Securities Purchase Agreement

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Happiness Development Group Limited

Date: January 21, 2022	By:	/s/ Xuezhu Wang
Xuezhu Wang Chief Executive Officer

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